EXHIBIT A

               GIVEN IMAGING ANNOUNCES THIRD QUARTER 2002 RESULTS

              - Fourth consecutive quarter of increased revenues -

Yoqneam, Israel, October 30, 2002 - Given Imaging Ltd. (NASDAQ:GIVN), today announced revenues of $7.5 million for the third quarter of 2002, representing an increase of 480% over revenues in the third quarter of 2001 and the fourth consecutive quarter of increased revenues. The third quarter also represents the fourth full quarter of sales for the Company for both the U.S. and European markets following FDA clearance of the Given(R) Diagnostic Imaging system in August 2001 and clearance to affix the CE-mark in Europe in May 2001.

On a geographic basis, sales of the Given System in the United States accounted for 58% of quarterly revenues. Seasonality negatively affected revenues both in Europe and the United States. The geographic breakdown of third quarter 2002 revenues is as follows:

(millions of U.S. dollars)

United States     $4.3

Europe            $1.5

ROW               $1.7

Third Quarter 2002 Financials

Gross profit for the third quarter was 58.7% of revenues, compared to 54.4% in the second quarter of 2002. Net loss for the third quarter was $4.0 million, or $0.16 per share, compared to a net loss of $4.9 million, or $0.20 per share, in the second quarter of 2002.

First Nine Month Results 2002

Revenues totaled $19.9 million for the first nine months of 2002. Gross profit was 55.4% of revenues. Operating expenses were $26.0 million. Net loss for the first nine months of 2002 was $14.6 million.

Third Quarter Highlights

"Our third quarter sales reflect continued penetration of the Given System into the markets and our broad global coverage that reduced the impact of seasonality in certain markets," said Gavriel Meron, President and CEO of Given Imaging.

During the third quarter, Given Imaging accomplished the following milestones:

     - Sold more than 6,500 M2A capsules, of which more than 4,600 represent reorders. Cumulatively, more than 21,000 M2A capsules have been sold to date.

     - Cumulative deliveries of the Given System reached more than 780 systems, with more than 350 systems installed in the United States.

     - Received notification of insurance coverage statements from Horizon Blue Cross Blue Shield of New Jersey. In late September, Riverbend Government Benefits Administrator, a Medicare Fiscal Intermediary, issued a coverage statement for capsule endoscopy performed in an outpatient hospital setting for the states of New Jersey, Tennessee and in Rural Health Clinics in 44 other states. Currently, more than 35 million individuals in the United States have reimbursable access to the Given Diagnostic System, mainly for disorders associated with gastrointestinal bleeding from sources unidentified by other diagnostic methods. Coverage for other indications continues to be reimbursed on a case-by-case basis.

     -    Sponsorship  by the American  Society for  Gastrointestinal  Endoscopy
          (ASGE) of an inaugural Continuing Medical Education (CME) course on Capsule Endoscopy.

     - Publication of several studies in peer-reviewed publications demonstrating the benefits of capsule endoscopy including a study in Gastrointestinal Endoscopy (September 2002, Volume 56, Number 3) which concluded that the M2A capsule identified small intestinal bleeding sites beyond the range of push enteroscopy. The study also concluded that capsule endoscopy provides excellent visualization of the small intestine, and is well tolerated and safe. A second study in Disease Management (Volume 5, Number 3, 2002) by investigators in the Office of Health Policy and Clinical Outcomes at Thomas Jefferson University, Philadelphia, concluded that the M2A capsule endoscope offers a potential net cost savings through earlier diagnosis of obscure intestinal bleeding. A third study appears in the September issue of Endoscopy (2002; 34 (9): 685 - 689) and concludes that the M2A capsule has a significantly superior diagnostic yield when compared to push enteroscopy.

     - The Given System was granted regulatory approval in two major Far East markets, China and South Korea, where we appointed distributors 11 months and 8 months ago, respectively.

Recent Events

The Company recently participated in three scientific conferences at which more than 40 clinical presentations, 21 lectures and an off-site symposium took place, demonstrating the superiority of capsule endoscopy to traditional methods for diagnosing disorders of the small intestine. Conferences were:

     The American College of Gastroenterologists (ACG) held October 18-23 in Seattle attended by more than 3,000 gastroenterologists from the United States. Fifteen poster and 6 oral presentations were made on capsule endoscopy.

     United European Gastroenterology Week (UEGW) held October 19-23 in Geneva, Switzerland and was attended by more than 3,000 gastroenterologists, mainly from Europe. At this conference twenty-five clinical trials were presented including more than 900 patients.

     Australian Gastro Week (AGW) held October 13-20.

Fifteen presentations on capsule endoscopy were presented, and an M2A Capsule Endoscopy Symposium with 80 attendees was held.

Third Quarter Webcast Information

Given Imaging will host a live webcast tomorrow, Thursday, October 31, 2002, at 10:00 am Eastern Time (5:00 pm Israel time) to discuss third quarter 2002 results. The presentation will be webcast through the Company's website www.givenimaging.com and will be available for rebroadcast on the website for 30 days.

About Given Imaging

Given Imaging develops, produces and markets the Given(R) Diagnostic System featuring the M2A(R) Capsule Endoscope, the only non-invasive method for direct visualization of the entire small intestine. The system uses a disposable miniature video camera contained in a capsule which is ingested by the patient. The M2A capsule passes naturally through the digestive tract, transmitting high quality color images, without interfering with the patient's normal activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. Distribution channels for the system have been established in more than 40 countries worldwide. The M2A has been utilized to diagnose a range of diseases of the small intestine including Crohn's Disease, Celiac disease and other malabsorption disorders, benign and malignant tumors of the small intestine, vascular disorders, medication related small bowel injury, as well as a range of pediatric small bowel disorders. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," "intends" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                                      # # #

                            (Financial tables follow)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data

                                                  December 31,     September 30,
                                                      2001             2002
                                                  ------------     ------------
                                                    (Audited)       (Unaudited)

Assets


Cash and cash equivalents                               $61,230          $42,508
Current assets                                            7,729           15,435
                                                      ---------        ---------

Total current assets                                     68,959           57,943

 Fixed assets, net                                        5,104            9,183

 Other assets, net                                        1,860            2,378
                                                      ---------        ---------

 Total Assets                                           $75,923          $69,504
                                                      =========        =========


Liabilities and shareholders' equity

 Current liabilities                                     5,875             8,777
 Deferred revenue                                          193               570
                                                      ---------        ---------

 Total current liabilities                               6,068             9,347

 Long-term liabilities                                     522               788

 Minority interest                                           -             2,209

 Shareholders' equity                                   69,333            57,160
                                                      ---------        ---------

Total liabilities and shareholders' equity             $75,923           $69,504
                                                      =========        =========

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements Of Operations
                    U.S. $ in thousands except per share data


                                                    Nine month period           Three month period
                                                    ended September 30,          ended September 30,
                                                -----------   -----------   --------------------------
                                                   2001          2002           2001          2002
                                                -----------   -----------   -----------    -----------
                                                (Unaudited)   (Unaudited)   (Unaudited)    (Unaudited)
Revenues                                            $1,256        $19,854        $1,256         $7,459

Cost of revenues                                      (759)        (8,855)         (759)        (3,081)
                                                -----------   ------------   -----------    -----------

Gross profit                                           497         10,999           497          4,378

Research and development costs                      (4,032)        (6,570)       (1,464)        (2,261)
Marketing expenses                                  (7,565)       (16,111)       (3,272)        (5,287)
General and administrative expenses                 (1,599)        (3,284)         (693)          (970)
                                                -----------   ------------   -----------    -----------

Operating loss                                     (12,699)       (14,966)       (4,932)        (4,140)

Financing income, net                                  506          1,111           133            105
Other income (expenses)                                  -           (707)            -             20
                                                -----------   ------------   -----------    -----------

Net loss before minority share                     (12,193)       (14,562)       (4,799)        (4,015)

Minority share in (profits) loss of subsidiary           -            (53)            -              65
                                                -----------   ------------   -----------    -----------

Net loss                                         $ (12,193)     $ (14,615)     $ (4,799)      $ (3,950)
                                                ===========   ============   ===========    ===========

 Basic and diluted loss per Ordinary Share          $(1.60)        $(0.58)       $(0.62)        $(0.16)
                                                ===========   ============   ===========    ===========

Weighted average number of Ordinary Shares
outstanding used in basic and diluted loss
per Ordinary Share calculation                    8,807,490     25,144,913     8,814,090     25,174,913
                                                ===========   ============   ===========    ===========